FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

	Mailing Address:	Location:
Ministry	PO BOX 9431 Stn Prov Govt.	2nd Floor - 940 Blanshard St.
of Finance	Victoria BC V8W 9V3	Victoria BC
BC Registry Services	www.corporateonline.gov.bc.ca	250 356-8626

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies
Notice of Articles
BUSINESS CORPORATIONS ACT	RON TOWNSHEND May 23, 2008

This Notice of Articles was issued by the Registrar on: May 23, 2008 02:47 PM Pacific Time
Incorporation Number:	BC0813361
Recognition Date and Time:	Incorporated on January 10, 2008 11:17 AM Pacific Time

NOTICE OF ARTICLES
Name of Company:
FORBES MEDI-TECH INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
200 - 750 WEST PENDER STREET	200 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8	VANCOUVER BC V6C 2T8
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
200 - 750 WEST PENDER STREET	200 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8	VANCOUVER BC V6C 2T8
CANADA	CANADA

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DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Butt, Charles A.
Mailing Address:	Delivery Address:
SUITE 200 - 750 WEST PENDER STREET	SUITE 200 - 750 WEST PENDER STREET
VANCOUVER BC V6C 2T8	VANCOUVER BC V6C 2T8
CANADA	CANADA

Last Name, First Name, Middle Name:
Dunne, Joseph

Mailing Address:	Delivery Address:
SUITE 200-750 WEST PENDER STREET	SUITE 200-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8	VANCOUVER BC V6C 2T8
CANADA	CANADA

Last Name, First Name, Middle Name:
Anderson, Gregory Keith

Mailing Address:	Delivery Address:
SUITE 200-750 WEST PENDER STREET	SUITE 200-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8	VANCOUVER BC V6C 2T8
CANADA	CANADA

Last Name, First Name, Middle Name:
Kaushal, Nitin

Mailing Address:	Delivery Address:
SUITE 200-750 WEST PENDER STREET	SUITE 200-750 WEST PENDER STREET
VANCOUVER BC V6C 2T8	VANCOUVER BC V6C 2T8
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value

With Special Rights or Restrictions attached

2. No Maximum	Preferred Shares	Without Par Value

With Special Rights or Restrictions attached

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